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            As filed with the Securities and Exchange Commission on May 25, 2001
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------

                                   SCHEDULE TO
             Tender Offer Statement under Section 14(d)(1) or 13(e)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 4)

                            ------------------------

                            C-CUBE MICROSYSTEMS INC.
                        (Name of Subject Company--Issuer)

                            ------------------------

                            CLOVER ACQUISITION CORP.,
               a wholly owned subsidiary of LSI Logic Corporation

                              LSI LOGIC CORPORATION
                        (Name of Filing Persons--Offeror)

                            ------------------------

                                  COMMON STOCK,
                           PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                            ------------------------

                                   1250INI108
                      (CUSIP Number of Class of Securities)

                            ------------------------

                              DAVID G. PURSEL, ESQ.
                              LSI LOGIC CORPORATION
                             1551 MCCARTHY BOULEVARD
                           MILPITAS, CALIFORNIA 95035
                            TELEPHONE: (408) 433-8000
       (Name,address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

                              --------------------

                                   Copies to:
                             RICHARD E. CLIMAN, ESQ.
                              KEITH A. FLAUM, ESQ.
                              JAIMEE R. KING, ESQ.
                               COOLEY GODWARD LLP
                   FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL
                        PALO ALTO, CALIFORNIA 94306-2155
                             TELEPHONE: (650) 843-5000

|_| CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

    CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

|X| Third-party tender offer subject to Rule 14d-1.
|_| Issuer tender offer subject to Rule 13e-4.
|_| Going-private transaction subject to Rule 13e-3.
|_| Amendment to Schedule 13D under Rule 13d-2.

|_| CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE
    RESULTS OF THE TENDER OFFER.


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         This Amendment No. 4 to the Tender Offer Statement on Schedule TO (this
"Schedule TO") relates to the offer by LSI Logic Corporation, a Delaware corporation ("LSI Logic"), through its wholly owned subsidiary, Clover Acquisition Corp., a Delaware corporation ("Purchaser"), to exchange outstanding shares of common stock, par value $0.001 per share ("C-Cube Common Stock"), of C-Cube Microsystems Inc., a Delaware corporation ("C-Cube"), for shares of common stock, par value $0.01 per share, of LSI Logic ("LSI Logic Common
Stock"), based on the exchange ratio described in the Prospectus referenced below (the "Offer").

         The Offer was made pursuant to an Agreement and Plan of Reorganization, dated as of March 26, 2001, among LSI Logic, Purchaser and C-Cube, which contemplates the Offer and the merger of Purchaser into C-Cube (the "Merger"). LSI Logic has filed a registration statement with the Securities and Exchange Commission on Form S-4, as amended (No. 333-58862), relating to the shares of LSI Logic Common Stock to be issued to stockholders of C-Cube in the Offer and the Merger (the "Registration Statement"). The terms and conditions of the Offer and the Merger are described in the Prospectus which is a part of the Registration Statement (the "Prospectus"), and the related Letter of Transmittal, which have been filed as Exhibits (a)(1) and (a)(2) to the Schedule TO filed by LSI Logic with the Securities and Exchange Commission on April 13, 2001.

         The initial expiration date of the Offer occurred at midnight, New York time, on Thursday, May 10, 2001. After the initial expiration date of the Offer, LSI Logic commenced a subsequent offering period (the "Subsequent Offering Period") which began at 9 a.m., New York time, on Friday, May 11, 2001, and was originally scheduled to expire at midnight, New York time, on Thursday, May 24, 2001. On May 25, 2001, LSI Logic announced the extension of the Subsequent Offering Period. The Subsequent Offering Period is scheduled to expire at midnight, New York time, on Friday, June 8, 2001. During the Subsequent Offering Period, LSI Logic will accept for exchange and exchange each share of C-Cube Common Stock that is validly tendered for 0.79 of a share of LSI Logic Common Stock, which is the same exchange ratio offered for shares of C-Cube Common Stock tendered prior to the initial expiration date of the Offer, promptly after such C-Cube shares are tendered. Shares of C-Cube Common Stock tendered during the Subsequent Offering Period may not be withdrawn.

         All of the information in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other amendment thereto related to the Offer hereafter filed with the Securities and Exchange Commission by LSI Logic and Purchaser, is hereby incorporated by reference in answer to Items 2 through 11 of this Schedule TO.

ITEM 11. ADDITIONAL INFORMATION.

         Item 11 is hereby amended and supplemented as follows:

         On May 25, 2001, LSI Logic issued a press release. The press release is contained in Exhibit (a)(10) of this Schedule TO and the information set forth in the press release is incorporated herein by reference.

ITEM 12. EXHIBITS.

     EXHIBIT
     NUMBER                              DESCRIPTION
     -------                             -----------

     (a)(10) Text of press release issued by LSI Logic, dated May 25, 2001 (incorporated by reference to the filing pursuant to Rule 425 under the Securities Act of 1933 by LSI Logic on May 25, 2001).

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CUSIP NO. 1250INI108

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 25, 2001

                                        LSI LOGIC CORPORATION

                                        By:      /s/ David Pursel
                                           ---------------------------------
                                        Name:    David Pursel
                                        Title:   Vice President, General Counsel
                                                 and Secretary

                                        CLOVER ACQUISITION CORP.

                                        By:      /s/ Bryon Look
                                           ---------------------------------
                                        Name:    Bryon Look
                                        Title:   President and Chief Financial
                                                 Officer


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CUSIP NO. 1250INI108


                                  SCHEDULE TO


                                    EXHIBITS

     EXHIBIT
     NUMBER                              DESCRIPTION
     -------                             -----------

     (a)(10) Text of press release issued by LSI Logic, dated May 25, 2001 (incorporated by reference to the filing pursuant to Rule 425 under the Securities Act of 1933 by LSI Logic on May 25, 2001).